                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from __________ to __________

                         Commission file number: 3-37791

             A. Full title of the plan and the address of the plan,
                if different from that of the issuer named below:

                        CAMBREX CORPORATION SAVINGS PLAN

              B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               CAMBREX CORPORATION
                              ONE MEADOWLANDS PLAZA
                        EAST RUTHERFORD, NEW JERSEY 07073

CAMBREX CORPORATION SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULE AND EXHIBITS
DECEMBER 31, 2005

                                                                            PAGE
                                                                            ----
Reports of Independent Registered Public Accounting Firm                     2-3
Financial Statements:
   Statements of Net Assets Available for Benefits as of December 31,
      2005 and 2004                                                            4
   Statement of Changes in Net Assets Available for Benefits for the year
      ended December 31, 2005                                                  5
Notes to Financial Statements                                               6-10
Supplemental Schedule*:
   Schedule H, line 4i - Schedule of Assets Held for Investment Purposes
      December 31, 2005                                                       11
Signature                                                                     12

Exhibits

(23.1)   Consent of Independent Registered Public Accounting Firm
(23.2)   Consent of Independent Registered Public Accounting Firm

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator and Participants
Cambrex Corporation Savings Plan

We have audited the accompanying statement of net assets available for benefits of Cambrex Corporation Savings Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Cambrex Corporation Savings Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2005 basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the 2005 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2005 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2005 basic financial statements taken as a whole.


/s/ J.H. Cohn LLP

Roseland, New Jersey
June 2, 2006

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of Cambrex Corporation Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Cambrex Corporation Savings Plan (the "Plan") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP

Florham Park, NJ
June 24, 2005

CAMBREX CORPORATION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31,

                                           2005          2004
                                       -----------   -----------
Assets:
Investments at Fair Value:
      Cambrex Stock Fund               $13,885,944   $19,913,567
      Mutual Funds                      51,249,976    49,120,351
      Loans to Participants                736,314       680,909
                                       -----------   -----------
   Total Investments                    65,872,234    69,714,827
                                       -----------   -----------
Receivables:
      Participant Contributions            188,676       173,201
      Employer Contributions                92,534        85,356
                                       -----------   -----------
   Total Contributions Receivable          281,210       258,557
                                       -----------   -----------
   Net Assets Available for Benefits   $66,153,444   $69,973,384
                                       ===========   ===========

   The accompanying notes are an integral part of these financial statements.

CAMBREX CORPORATION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income(loss):
      Net depreciation in the fair value of investments   $(6,521,871)
      Interest and dividends                                2,932,630
                                                          -----------
         Total investment loss                             (3,589,241)
                                                          -----------
   Contributions
      Participants                                          4,870,149
      Rollovers                                               534,119
      Employer                                              2,167,905
                                                          -----------
         Total contributions                                7,572,173
                                                          -----------
         Total additions                                    3,982,932
                                                          -----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefit payments                                        (7,740,384)
   Administrative expenses                                    (62,488)
                                                          -----------
         Total deductions                                  (7,802,872)
                                                          -----------
         Net decrease                                      (3,819,940)
Net assets available for benefits:
   Beginning of year                                       69,973,384
                                                          -----------
   End of year                                            $66,153,444
                                                          ===========

   The accompanying notes are an integral part of these financial statements.

CAMBREX CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF PLAN

     The following brief description of the Cambrex Corporation Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     GENERAL

     The Plan is a defined contribution plan to provide all eligible employees of Cambrex Corporation ("Cambrex" or the "Company") and its subsidiaries a vehicle to accumulate savings. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was designed to enhance the existing retirement program for employees of the Company. The assets of the Plan are maintained, and transactions therein are executed, by Fidelity Management Trust Company ("Fidelity" or the "Trustee"). Fidelity also serves as recordkeeper and custodian of the Plan.

     ELIGIBILITY FOR PARTICIPATION

     Each employee who was a participant in a previous plan shall continue as a participant under the provisions of the Plan as of the Effective Date, as defined by the Plan document. All other employees, except those covered under a collective bargaining agreement who must bargain for the benefit, who work at least 20 hours per week or 1,000 hours per year, are eligible to participate in the Plan on the first of the month following completion of thirty consecutive days of service.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     CONTRIBUTIONS

     Participants may elect to make, through payroll deduction, contributions in whole percentages of at least 1%, and not more than 50%, of their compensation on a before-tax or after-tax basis. Pre-tax participant contributions may not exceed the smaller of 50% of the participant's base compensation or $14,000 in 2005. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The catch-up contribution itself is limited to $4,000 in 2005 and will increase to $5,000 in 2006. Participants may also contribute eligible amounts representing distributions from other qualified defined benefit or defined contribution plans or certain individual retirement accounts.

     The Company matches 100% of employees' contributions based on the first 3% of their compensation; an additional 50% of the contribution based on the succeeding 3%; and no match with respect to contributions in excess of 6%. All Company matching is made in the form of Company common stock, which participants can self-direct in this fund at anytime after the employer contribution is made.

     VESTING

     A participant's contributions plus corresponding actual earnings shall always be fully and immediately vested. Participants shall vest in the matching employer contributions at twenty percent (20%) for each year of service completed. If not already fully vested under the preceding basis, participants shall be 100% vested in their matching employer contributions upon normal

CAMBREX CORPORATION SAVINGS PLAN
     retirement date, permanent disability, or death. At the time of termination, any unvested employer contributions are applied to a forfeiture account within the Plan. These forfeited Company contributions are accumulated in the forfeiture account and are available to reduce subsequent Company contributions. Forfeitures for 2005 and 2004 were $180,086 and $135,607, respectively. Cumulative unused balances in the forfeiture account amounted to $23,430 and $147,448 at December 31, 2005 and 2004, respectively. Also, in 2005, employer contributions were reduced by $247,223 from forfeited nonvested accounts.

     PAYMENT OF BENEFITS

     On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Effective March 28, 2005, all vested amounts less than $1,000 will be immediately distributed.

     LOANS TO PARTICIPANTS

     Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000, subtracting the participants' highest outstanding loan balances over the previous twelve months. Only one outstanding loan is allowed at any given time, and no more than one loan will be approved for any participant in any twelve-month period. There are two types of loans available: a regular loan, with a repayment period from one year up to five years; and a primary residence loan, with a repayment period from one year up to 15 years. Loans are collateralized by the balance in the participant's account and bear interest at 0.5% above the prime rate determined each October 1, or the first business day thereafter. The amounts borrowed are transferred from the investment funds to the participant loan fund on a proportional basis. On a monthly basis, repayments of principal and interest are transferred to the investment funds. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates. In 2005, interest rates ranged from 4.5 percent to 10 percent. Principal and interest is paid ratably through payroll deductions.

2.   SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the Plan have been prepared on the accrual basis of accounting.

     PLAN EXPENSES

     All costs of administering the Plan are paid by the participants to the extent not paid by the Company.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

CAMBREX CORPORATION SAVINGS PLAN

     RISKS AND UNCERTAINTIES

     The Plan provides for various investment options in funds that can invest in a combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan's investments are stated at fair value. Cambrex common stock is traded on a national securities exchange and is valued at the last reported sales price of the day. Mutual funds are valued based on the published market value as quoted on a national securities exchange. Securities traded on the over-the-counter market are valued at the last reported bid price. Purchase and sale of securities are reflected on a trade date basis with the gain or loss recognized on the sale of securities being based on the average cost. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Participant loans are valued at their outstanding balance, which approximates fair value.

3.   INVESTMENTS IN EXCESS OF 5% OF NET ASSETS

     The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2005 and 2004:

                                                  2005          2004
                                              -----------   -----------
Cambrex Stock Fund                            $13,885,944   $19,913,567
Fidelity Asset Manager                          5,104,071     4,682,981
Fidelity Growth & Income Portfolio             10,229,946    11,112,996
Fidelity Magellan Fund                         11,184,492    12,104,113
Fidelity Retirement Government Money Market
   Portfolio                                    4,819,256     4,822,803
Spartan US Equity Index                         7,217,892     6,812,756

     During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $6,521,871 as follows:

Cambrex Stock Fund   $(5,950,829)
Mutual Funds            (571,042)
                     -----------
   Total             $(6,521,871)
                     ===========

     Calculations of the portion of the total funds to be allocated to the Plan have been made by the Trustee. The assets held by each fund are described in the prospectus of the fund, which are available to the Plan participants. Each fund offers different investment opportunities from assets consisting of cash and short-term investments, corporate bonds, common stocks, preferred stocks and government securities. Each fund has an investment manager who exercises discretionary authority concerning investment vehicles within the fund.

CAMBREX CORPORATION SAVINGS PLAN

4.   RELATED PARTY TRANSACTIONS

     The Cambrex Stock Fund invests primarily in Cambrex common stock and maintains approximately 3%-4% of its assets in cash and temporary liquid investments. Employee contributions and the employer match are used to buy units in the fund. Shares of Cambrex common stock are purchased by the Trustee on the open market or in stock issued by Cambrex at the average of the high and low trading price on the day of contribution. All other transactions of Cambrex common shares were traded on the New York Stock Exchange ("NYSE"). Employee and employer contributions, dividends, and appreciation thereon can be transferred out of the Cambrex Stock Fund or transferred to another investment fund without restriction. These Plan transactions are permitted under the Plan provisions and are specifically exempt from any ERISA "Party in Interest" regulations. Each participant can exercise voting rights attributable to the shares allocated to their account. Fidelity serves as Trustee, recordkeeper, and custodian of the Plan and, therefore, is a party-in-interest. Fees paid by the Plan for the investment management services amount to $62,488 for the year ended December 31, 2005.

5.   PLAN TERMINATION

     Although the Company has not expressed any intention to do so, the Company has the right under the Plan to temporarily or permanently discontinue its employer contributions to the Plan or to terminate or partially terminate the Plan at any time subject to the provisions set forth by ERISA.

     In the event of, and upon, the Company's termination or partial termination of the Plan or complete discontinuance of contributions, the interest in the portion of each participant's account balance attributable to employer contributions shall become fully vested. Unless the Company's Board of Directors (the "Board") deems otherwise, termination of the Plan shall not accelerate any such payments for the benefit of the participants or their beneficiaries, but the assets shall continue to be held for distribution and application in the manner prescribed by the Plan.

6.   TAX STATUS

     The Internal Revenue Service issued its latest determination letter on April 4, 2003, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from Federal income taxes. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

CAMBREX CORPORATION SAVINGS PLAN

7.   RECONCILIATIONS OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of the net assets available for benefits per the financial statements to Form 5500:

                                                         DECEMBER 31,
                                                  -------------------------
                                                      2005          2004
                                                  -----------   -----------
Net assets available for benefits
   per the financial statements                   $66,153,444   $69,973,384
Participant contributions receivable                 (188,676)     (173,201)
Employer contributions receivable                     (92,534)      (85,356)
                                                  -----------   -----------
Net assets available for benefits per Form 5500   $65,872,234   $69,714,827
                                                  ===========   ===========

     The following is a reconciliation of the contributions received by the Plan per the financial statements to Form 5500:

                                                   FOR THE YEAR ENDED
                                                    DECEMBER 31, 2005
                                                   ------------------
Contributions received by the Plan
   per the financial statements                        $7,572,173
Less: Current year contributions receivable              (281,210)
Add: Prior year contributions receivable                  258,557
                                                       ----------
Contributions received by the Plan per Form 5500       $7,549,520
                                                       ==========

CAMBREX CORPORATION SAVINGS PLAN
EI# 22-2476135
PLAN# 003

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT
PURPOSES
DECEMBER 31, 2005

                                           DESCRIPTION OF      COST
          IDENTITY OF ISSUER             ASSETS/INVESTMENTS   VALUE   CURRENT VALUE
          ------------------             ------------------   -----   -------------
* Cambrex Stock Fund                        Common Stock        **     $13,885,944
  Dreyfus Founders Growth Fund               Mutual Fund        **       3,137,814
* Fidelity Asset Manager                     Mutual Fund        **       5,104,071
* Fidelity Growth & Income Portfolio         Mutual Fund        **      10,229,946
* Fidelity Investment Grade Bond             Mutual Fund        **       3,124,303
* Fidelity Magellan Fund                     Mutual Fund        **      11,184,492
* Fidelity Retirement
     Government Money Market Portfolio       Mutual Fund        **       4,819,256
* Fidelity Short - Intermediate
     Government Portfolio                    Mutual Fund        **       1,942,700
* Fidelity Worldwide Fund                    Mutual Fund        **       1,378,261
  Spartan US Equity Index                    Mutual Fund        **       7,217,892
  Wells Fargo Advantage Small
     Cap Value Fund                          Mutual Fund        **       3,111,241
* Loans to Participants (rates ranging
     from 4.5% to 10%)                    Loans Receivable      --         736,314
                                                                       -----------
                                                                       $65,872,234
                                                                       ===========

*    Party-in-interest

**   Cost information not required for participant-directed investments.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        Cambrex Corporation Savings Plan


Date June 16, 2006                      /s/ Luke M. Beshar
                                        ----------------------------------------
                                        Luke M. Beshar
                                        Executive Vice President and
                                        Chief Financial Officer
                                        (On behalf of the Registrant and
                                        as the Registrant's Principal
                                        Financial Officer)